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News Release
For immediate release

BELL CANADA ANNOUNCEMENT

Montréal, (Québec), July 5, 2006 – Bell Canada today announced that Robert Odendaal, President of Bell Mobility and BDI (Bell Canada’s sales and distribution business), has decided to leave the company after three years to pursue other interests.

“Robert has made an important contribution in two key areas of our business,” said Michael J. Sabia, President and Chief Executive Officer of BCE and CEO of Bell Canada. “After joining Bell, in a short period of time, he put ExpressVu on a new trajectory. And he has done the same thing with Bell Mobility and BDI. Both businesses are moving forward better and faster as a result of his leadership,” Mr. Sabia said. “I would like to thank Robert for his singular contribution to Bell’s success and wish him the best in the future.”

An announcement about the new leadership of Bell Mobility and BDI will be made by the end of July 2006.

About Bell Canada
Bell Canada is Canada’s national leader in communications with 28 million customer connections across the country. The company provides consumers with simple solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Communications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly-owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca, and for corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:

Pierre Leclerc
Bell Canada Media Relations
514-391-2007
1 877 391-2007
pierre.leclerc@bell.ca